Exhibit 99.77I
Terms of New or Amended Securities

Effective January 29, 2004, Class Z shares were added to the ICON Bond, Core Equity, Covered Call, Equity Income, and Long/Short Funds. Class Z shares are offered to institutional investors as defined in the Funds' registration statements and do not charge a load or a 12b-1 fee.

Effective January 29, 2004, Class C and Class I shares were added to the ICON International Equity Fund. Class C shares (Adviser Class) charge a 1.00% 12b-1 fee and are targeted to investors who buy mutual funds through a financial adviser. Class I shares (Investor Class) charge a 0.25% 12b-1 fee and may be appropriate for investors who invest directly. Additionally, the previous no-load, no 12b-1 class of shares was redesignated as Class Z shares, offered to institutional investors. Shareholders in the previous no-load, no 12b-1 class as of January 29, 2004 were grandfathered into Class Z shares of the Fund as long as they continuously maintain a Fund account.